EXHIBIT INDEX

EXHIBIT A:
  Attachment to item 77C: Submission of matters to a vote of Security holders.
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EXHIBIT A:
Question 77 (c)

RESULTS OF SPECIAL MEETING OF STOCKHOLDERS

A special meeting of the stockholders was convened on July 14, 2000 to consider and act upon the proposal to liquidate and dissolve the Fund, as set forth in the Plan adopted by the Board of Directors of the Fund. As there were insufficient votes in favor of the proposal to liquidate and dissolve the Fund, the meeting was adjourned and reconvened on August 11, 2000. As there were insufficient votes in favor of the proposal to liquidate and dissolve the Fund at the August 11, 2000 meeting of the stockholders, the meeting was adjourned and reconvened on September 12, 2000.

There were insufficient votes to approve the liquidation and dissolution at the reconvened meeting and the meeting was adjourned and will not be reconvened. The Board intends to resubmit the liquidation proposal at the Fund's Annual Meeting of Stockholders scheduled for March 16, 2001.

The following table provides information concerning the matters voted on at the September 12, 2000 meeting:

     The approval of the liquidation and dissolution of the Fund, as set forth in the Plan of Liquidation and Dissolution.

    Votes For
    5,764,991


    Votes Against
    446,014

    Votes Withheld
    77,051

    Total Voting Shares
    6,288,056